UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: January 13, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246 (Commission File Number)	**26-2569462** (IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia (Address of Principal Executive Offices)	**30901** (Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01   **Other Events**

On January 13, 2010, Morris Publishing Group, LLC (the "Company") issued a press release announcing (a) that it has terminated its offer to exchange $100 million in aggregate principal amount of new second lien secured notes due in 2014 to be issued by the Company and its co-issuer, Morris Publishing Finance Co., for all of the $278,478,000 in aggregate principal amount of outstanding 7% Senior Subordinated Notes due 2013 (the "Existing Notes"), plus accrued and unpaid interest on the Existing Notes, and (b) the vote by holders of Existing Notes in support of the Company's prepackaged plan of reorganization. The exchange offer expired at 11:59 p.m., New York City time, on January 12, 2010.

At the deadline to submit votes for or against the prepackaged plan of reorganization, at 11:59 p.m., New York City time, on January 12, 2010, the Company had received votes from holders of Existing Notes in favor of the prepackaged plan of reorganization representing approximately 98.7% of the principal amount held by those who voted, and more than 92.7% of the holders who voted, significantly in excess of the required threshold for a successful vote.

A copy of the Company's press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**

(d) Exhibits:

Exhibit No.	Description
99.1	Press release, dated January 13, 2010, announcing the termination of Morris Publishing Group, LLC exchange offer and the vote in support of its prepackaged plan of reorganization.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **January 13, 2010**	**MORRIS PUBLISHING GROUP, LLC**
	By: **/s/ Steve K. Stone**
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated January 13, 2010, announcing the termination of Morris Publishing Group, LLC exchange offer and the vote in support of its prepackaged plan of reorganization.



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30900-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES SUPPORT OF ITS PREPACKAGED PLAN OF REORGANIZATION

MORRIS TO ASK COURT TO APPROVE EXCHANGE OF NOTES

AUGUSTA, GA — JANUARY 13, 2010 — Morris Publishing Group, LLC (the "Company") announced today that it received overwhelming support for its prepackaged plan of reorganization, which will be filed on or before Jan. 19, 2010.

If accepted, the plan will allow Morris Publishing to exchange $100 million in new debt for $278.5 million in existing debt. The plan of reorganization is not expected to have any noticeable impact on Morris' ongoing operations.

Morris had offered to exchange $100 million in new second-lien secured notes for $278.5 million in outstanding 7% senior subordinated notes, but that offer required that 99 percent of existing notes be tendered. That condition was not met by a Jan. 12 deadline, so Morris has terminated the offer.

The Prepackaged Plan of Reorganization

Under the terms of a restructuring support agreement among the Company and holders of approximately 75%, or $209 million, of the Existing Notes, the Company agreed to file voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code on or prior to January 19, 2010 to seek confirmation of a prepackaged plan of reorganization (the "Plan"). If the Plan is confirmed by the Bankruptcy Court, 100% of the Existing Notes, plus all accrued and unpaid interest, will be canceled, and holders will receive their *pro rata* share of New Notes.

Simultaneously with the exchange offer, the Company solicited holders of the Existing Notes to accept the Plan.

The holders of the Existing Notes represent the only impaired class of claims under the Plan. For a class of impaired claims to accept the Plan, the Bankruptcy Code requires acceptance by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of holders of claims of such class who vote on the Plan.

At the deadline to submit votes for or against the Plan, the Company had received votes from holders of Existing Notes significantly in excess of the required threshold for a successful vote.

For Additional Information

The information agent for the exchange offer is Ipreo Holdings LLC. Holders of Existing Notes with questions regarding the return of their Existing Notes should contact the information agent at (877) 746-3583 (toll free) or (201) 499-3500.

Morris Publishing

Morris Publishing Group, LLC is a privately held media company based in Augusta, Georgia. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit Morris Publishing's Web sites, www.morrisrestructures.com and www.morris.com .

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The words "expect," "anticipate," "estimate," "forecast," "initiative," "objective," "plan," "goal," "project," "outlook," "priorities," "target," "intend," "evaluate," "pursue," "commence," "seek," "may," "would," "could," "should," "believe," "potential," "continue," or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements contained in this press release, other than statements of historical fact, including without limitation, statements about our plans, strategies, prospects and expectations regarding future events and our financial performance, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and while we believe these judgments are reasonable, these statements are not guarantees of any events or financial results, and our actual results may differ materially. Important factors that could cause our actual results to be materially different from our expectations include, among others, the Company may need to seek protection under the United States Bankruptcy Code, and the risk that the Company will be otherwise unsuccessful in its efforts to effectuate a comprehensive restructuring of its businesses. Accordingly, you should not place undue reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

Media Contact:

Sandra Sternberg
310-788-2850
or
Dave Satterfield
408-802-6767

Financial Contact:

Steve K. Stone
Senior Vice President, Chief Financial Officer
Morris Publishing Group
706-828-4376